

June 25, 2013

Via E-mail
Charles C. Herlocher
Chief Executive Officer
Global Condiments, Inc.
415 East Calder Way
State College, PA 16801

> **Re:** **Global Condiments, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2012**
> **Filed June 20, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed June 20, 2013**
> **File No. 333-164285**

Dear Mr. Herlocher:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2012

1. Please amend your filing to provide your chief executive and financial officer certifications. Note that paragraphs 1 and 2 of the certifications may not be omitted under any circumstances.

Form 10-Q for the Quarterly Period Ended March 31, 2013

2. We note your Form NT 10-Q filed on May 15, 2013 stated you were seeking new auditors to complete the review of your financial statements for the interim period ended March 31, 2013. Please tell us what consideration was given to reporting the engagement

of new auditors under Item 4.01(b) of Form 8-K. See also Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief